Exhibit 99.1

Acasti Pharma Forms Scientific Advisory Board and Appoints Two Leading Cardiovascular Disease Experts

Laval, Québec, CANADA – March 8, 2017 – Acasti Pharma Inc. (NASDAQ:ACST – TSX-V:ACST) today announced the appointment of Barry A. Franklin, Ph.D. and Robert Hegele, M.D. to its newly formed Scientific Advisory Board. Drs. Franklin and Hegele will advise Acasti on scientific matters and on the clinical development of CaPre®, the company’s krill-based omega-3 phospholipid for the treatment of patients with severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis.

“Drs. Franklin and Hegele are recognized thought leaders with extensive experience in the cardiovascular space, and they will be valuable additions to the Acasti Scientific Advisory Board,” said Jan D’Alvise, president and CEO of Acasti. “Dr. Franklin has significant expertise in clinical cardiology and cardiovascular risk reduction, whereas Dr. Hegele brings specialized expertise in the genetics of cardiovascular and lipid disorders. Together, they provide Acasti with valuable scientific and clinical experience as we prepare to advance CaPre into a Phase 3 clinical trial.”

Dr. Franklin is currently director of preventive cardiology and cardiac rehabilitation at William Beaumont Hospital. He holds professorial appointments at Oakland University, William Beaumont School of Medicine and Wayne State University, Department of Physiology, School of Medicine. During his tenure at William Beaumont Hospital, the cardiac rehabilitation program and stress testing laboratories have achieved national and international recognition in the treatment and evaluation of coronary artery disease. Dr. Franklin and his associates have studied the physiologic responses to numerous occupational and leisure-time activities, as well as the primary and secondary prevention of heart disease, comprehensive cardiovascular risk reduction, obesity and metabolism, exercise testing and prescription, lipids and lipoproteins. He has served in multiple volunteer advisory roles for the American Heart Association, and was past president of the American College of Sports Medicine and American Association of Cardiovascular and Pulmonary Rehabilitation. Dr. Franklins holds various editorial board appointments with scientific and clinical journals and has written or edited nearly 600 publications, including 481 papers, 85 book chapters, and 27 books. He has received a number of honors and awards, and he lectures extensively, both nationally and internationally, on topics related to preventive cardiology and lifestyle medicine. Dr. Franklin obtained his Ph.D. in Physiology, with a minor in Health and Physical education from Pennsylvania State University.
In 2015, Dr. Franklin was listed by Thomson Reuters among the World’s Most Influential Scientific Minds (Clinical Medicine). “Lifestyle modification, cardioprotective medications and select supplements provide independent and additive benefits in combatting cardiovascular disease,” said Dr. Franklin. “I’m pleased to join Acasti’s Scientific Advisory Board as together we seek to develop a treatment for patients with hypertriglyceridemia.”

Dr. Hegele is a distinguished university professor at Western University, and director of London Regional Genomics Centre at Robarts Research Institute in London, Canada. He holds the Wolfe Distinguished Medical Research Chair, the Edith Schulich Vinet Chair in Human Genetics and the Blackburn Chair in Cardiovascular Research. He cares for more than 2000 patients in his lipid clinic at University Hospital, where he is a staff endocrinologist. He was among the first doctors in North America to use five medications that are now routinely prescribed to treat high cholesterol or diabetes and his laboratory discovered the molecular genetic basis of more than 20 human diseases, including familial lipid disorders and inherited diabetes. He has published over 600 papers, which have been cited more than 20,000 times in the medical literature, and he was listed in the ISI database of the top 1% of highly cited scientists in the world. Dr. Hegele has contributed to national clinical practice guidelines for lipids, blood pressure and diabetes, and to international guidelines on familial hypercholesterolemia and hypertriglyceridemia. He has trained many physicians, medical students and graduate students. Dr. Hegele obtained his medical doctorate from the University of Toronto.

"A large portion of my practice involves patients with hypertriglyceridemia, some of whom can be challenging to treat,” said Dr. Hegele. “Many patients are also interested in new and alternative therapies as part of personalized, comprehensive management of their cardiometabolic risk and I look forward to supporting Acasti on the clinical development of CaPre for patients with hypertriglyceridemia.”

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The corporation’s strategy is to initially develop and commercialize CaPre for the three to four million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

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Canale Communications 619-849-5385
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